FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _December 31, 2021______________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________ to _________________________

Commission file number 001‑09225

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

H.B. FULLER COMPANY

1200 Willow Lake Boulevard, P.O. Box 64683

St. Paul, Minnesota 55164-0683

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2021 and 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
H.B. Fuller Company 401(k) and Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the H.B. Fuller Company 401(k) and Retirement Plan (the "Plan") as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for year ended December 31, 2021, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2007.

By: /s/ Baker Tilly US, LLP

Minneapolis, Minnesota
June 3, 2022

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2021 and 2020

	2021	2020
Assets:
Cash	$-	$413
Investments, at fair value
Mutual funds	290,184,055	258,835,069
H.B. Fuller Company stock	39,607,299	28,356,932
Money market funds	28,773,029	36,832,068
Common collective trust funds	128,692,769	109,466,770
Total investments	487,257,152	433,490,839

Notes receivable from participants	5,229,841	4,798,318
Employer contributions receivable	4,905,421	295,808
Total assets	497,392,414	438,585,378

Net assets available for benefits	$497,392,414	$438,585,378

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2021

Additions:
Contributions:
Participant contributions	$17,119,508
Employer contributions	14,993,327
Rollover contributions	2,817,454
Total contributions	34,930,289
Investment income:
Dividends	10,929,288
Other income	321,648
Total investment income	11,250,936
Net appreciation in fair value of investments	64,116,858
Interest income on notes receivable from participants	199,486
Total additions	110,497,569

Deductions:
Participant distributions and withdrawals	(50,759,739)
Administrative expenses	(930,794)
Total deductions	(51,690,533)

Net increase in net assets available for benefits	58,807,036

Net assets available for benefits:
Beginning of year	438,585,378
End of year	$497,392,414

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN
Notes to Financial Statements
December 31, 2021 and 2020

(1)	Description of the Plan

The following brief description of the H.B. Fuller Company 401(k) & Retirement Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

General

The Plan is a contributory defined contribution plan covering all eligible employees of H.B. Fuller Company (“the Employer,” “Plan Administrator” and “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Trustee

The trustee for the Plan is Great-West Trust Company, LLC (“the Trustee”).

Eligibility and Contributions

All regular full-time and part-time employees on the U.S. Payroll may begin contributing to the Plan as soon as administratively practicable after their date of hire and will be automatically enrolled unless elected otherwise. The automatic contribution of 4 percent of eligible earnings will be taken out of the employee’s pay and begins as soon as administratively feasible following 30 days of employment and will be invested in the default investment fund used in the Plan. The automatic 4 percent contribution will remain in effect until the employee acts to change the contribution amount. All qualified employees are immediately eligible for the Employer matching contribution. To be eligible for the match, an employee must make contributions equal to 1 percent of pre-tax or after-tax compensation up to a maximum of 75 percent subject to a statutory maximum of $19,500 for 2021. Participants who are age 50 or older at any time during the current Plan year, may contribute an additional pre-tax and/or after-tax amount to the Plan. The additional amount these participants may contribute during 2021 is $6,500. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans.

The Employer makes contributions to employees’ accounts by matching 100 percent of an employee’s contributions, up to 4 percent of the employee’s eligible compensation, to be allocated according to the employee’s elections. A participant’s contribution and Employer’s contribution may be invested in any combination of participant-directed investment funds or H.B. Fuller Company Stock. A participant’s investment option for past and future contributions can be changed daily within restrictions. Investment income is allocated to all participants on the basis of their respective account balances at the close of each daily fund valuation.

A participant’s voluntary contribution percentage amount can be changed or suspended at any time. Employer matching contributions to the Plan cease during the suspension period.

For 2021, all employees were eligible to receive non-discretionary non-elective retirement contributions of 1 percent of the employee’s eligible earnings each pay period which totaled $2,206,026 for the Plan year ended December 31, 2021.

For 2021, all employees were eligible to receive an annual discretionary non-elective contribution of up to 3 percent of the employee's eligible earnings based on H.B. Fuller Company’s earnings per share. Employees must be employed on November 30th of the plan year, and contributions are made on an annual basis during the first quarter of the plan year following the plan year to which they pertain. There was a total discretionary non-elective contribution of $4,841,771 made for the Plan year ended December 31, 2021.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Employer’s matching contribution, (c) an allocation of the Plan’s investment income, (d) non-discretionary and discretionary Employer contributions and (e) rollover contributions. Allocations of the Plan’s investment income are based on account balances, as defined in the Plan document. Participant accounts are charged with an allocation of administrative expenses.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN
Notes to Financial Statements
December 31, 2021 and 2020

Payment of Benefits

Upon separation of service, death, or retirement, a participant or beneficiary may elect to receive a lump‑sum amount equal to the value of the participant’s vested interest in his or her account as defined in the Plan document. If the participant terminates employment at the age of 55 or older, the participant may elect to receive their distribution in installment payments as defined by the Plan document. For termination of service due to disability, a participant is eligible for distribution after 12 months of permanent disability. The investment in H.B. Fuller Company Stock may be withdrawn in the form of shares of stock at the option of the Plan participant.

Vesting

Participants are immediately vested in their contributions, rollover contributions and Employer matching contributions plus actual earnings thereon. Vesting in the Company’s non-elective contributions (both non-discretionary and discretionary) plus actual earnings thereon is based on years of eligible service. A participant is 100 percent vested in these contributions after three years of vesting service with the Employer, or upon age 65 (normal retirement date as defined in the Plan), disability, death or plan termination.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 but cannot exceed the lesser of: 1) $50,000, reduced by the greatest outstanding loan balance of the past 12 months, or 2) greater of $10,000 or 50 percent of their vested account balance, or 3) 100 percent of their vested account balance. The loans are collateralized by the balance in the participant’s account and bear interest at rates equal to the prime rate published in the Wall Street Journal on the last business day of the month immediately preceding the month in which the loan is issued (3.25 percent as of both December 31, 2021 and 2020). This is determined at the time of the loan. The rate will remain fixed over the term of the loan, usually 5‑15 years. Participant loans at December 31, 2021 and December 31, 2020 had interest rates ranging from 3.25 percent to 9.25 percent and mature at various dates through 2036. Principal and interest are repaid ratably through payroll deductions.

Forfeitures

Participants who terminate employment with the Employer forfeit the non-vested portion of the Employer’s contribution to the participant’s account. Amounts forfeited are used to pay certain administrative expenses, for participant account adjustments and to reduce future employer contributions. For the year ended December 31, 2021 there were no forfeitures used for Company match contributions and forfeitures of $197,722 were used to reduce plan expenses. Unused forfeitures as of December 31, 2021 and 2020 were $539,631 and $491,689, respectively.

Plan Termination

Although it has no intention to do so, the Employer may, at any time, by action of its board of directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all Employer contribution amounts in participant accounts will become fully vested.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN
Notes to Financial Statements
December 31, 2021 and 2020

Plan Amendments and Other Plan Changes

On December 31, 2021, the Plan was restated effective January 1, 2022. The restatement includes all amendments that have been approved since the last restatement. Also included in the restatement is an amendment to incorporate an automatic deferral election increase. For this amendment, qualified employees and participants with a deferral election of less than 10 percent of eligible earnings will be subject to an automatic deferral election increase of one percentage point on February 1 of each plan year.

On December 31, 2020, the Plan was amended as follows: 1) participants are no longer considered immediately terminated from the Plan when they qualify for long-term disability (“LTD”), instead they are considered terminated after 6 months of LTD at the same point when they are terminated from employment; 2) participants who are deemed Disabled will be allowed to take contributions from additional sources, including their Roth Contribution Account and their Prior ADCO Match Account; and 3) provisions were added to allow Roanoke sources to be merged into the applicable H.B. Fuller sources, since the special features have now worn away.

Effective January 1, 2020, the plan was amended as follows: 1) the required minimum distribution age was increased from 70.5 to 72; 2) non-spouse beneficiaries who are individuals must take their entire distribution within 10 years of the date of death (excludes spouse, minor children, a disabled beneficiary, a chronically ill beneficiary, and a beneficiary not more than 10 years younger than the participant) or a non-spouse beneficiary that is a non-individual must take its entire distribution within 5 years of the date of death. These amendments were implemented in accordance with the SECURE Act and the CARES Act signed by the United States Congress on December 20, 2019 and March 27, 2020, respectively.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP).

Investment Valuation and Income Recognition

The fair value of the Plan’s investment in H.B. Fuller Company stock is based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on quoted market prices. Securities transactions are recorded on the trade date. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used as of December 31, 2021 and 2020.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the gains and losses on investments bought and sold as well as held during the year.

Net Appreciation in the Fair Value of Investments

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Participant contributions are recorded in the period the Employer makes the payroll deductions. Employer-matching contributions are recorded based on participant contributions and trued up on an annual basis during the first quarter of the plan year following the plan year to which they pertain.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN
Notes to Financial Statements
December 31, 2021 and 2020

Concentration of Market Risk

As of December 31, 2021 and 2020, approximately 8 percent and 6 percent, respectively, of the Plan’s net assets available for benefits were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Company stock is entirely dependent upon the performance of H.B. Fuller Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company stock in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Distributions to Participants

Distributions to participants are recorded when the distribution is made. There were no distributions requested but not yet paid as of December 31, 2021 and 2020.

Notes Receivable from Participants

Participant loans are reported at current value. Current value is defined by ERISA as “the sum of the unpaid principal balance plus accrued but unpaid interest.” No allowance for credit losses has been recorded as of December 31, 2021 and 2020.

Plan Expenses

The administrative expenses of the Plan are paid by the Plan participants and from the forfeiture account. Certain asset management fees of the Plan are charged against the Plan’s investment income.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN
Notes to Financial Statements
December 31, 2021 and 2020

Subsequent Events

Events that have occurred subsequent to December 31, 2021 have been evaluated through the date these financial statements were issued. There were no events that occurred during such period that would require recognition or disclosure in the financial statements as of, or for, the year ended December 31, 2021.

(3)	Concentration of Investments

The following presents investments that represent 10 percent or more of the Plan’s Net assets available for benefits at December 31, 2021 and 2020:

	2021	2020
Legal & General S&P 500 DC	$111,072,771	$93,866,253

(4)	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Employer by a letter dated June 23, 2017 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”) contingent upon the adoption of certain proposed amendments that were submitted in a letter to the IRS on June 9, 2017 and have been adopted by the Plan. On December 30, 2021, the Plan was amended and restated effective January 1, 2022. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2018.

(5)	Related-party and Party-in-interest Transactions

Plan investments include H.B. Fuller Company stock which is invested in shares of common stock of the Employer. H.B. Fuller Company is the Plan Sponsor and, therefore, these transactions qualify as party‑in‑interest transactions. Purchases and sales of H.B. Fuller Company stock for the year ended December 31, 2021 amounted to $2,829,809 and $6,394,009, respectively. The fair value of H.B. Fuller Company stock was $39,607,299 and $28,356,932 as of December 31, 2021 and 2020, respectively. The number of shares of H.B. Fuller Company stock was 488,979 shares at an average share price of $81.00 and 546,437 shares at an average share price of $51.88 as of December 31, 2021 and 2020, respectively.

The Plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as party-in-interest. Notes receivable from participants were $5,229,841 and $4,798,318 as of December 31, 2021 and 2020, respectively.

Certain Plan investments are managed by Great-West Trust Company, LLC. Great-West Trust Company, LLC is the trustee and record keeper for the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(6)	Administration of Plan Assets

The Plan’s assets are administered under a contract with Great-West Trust Company, LLC, the Trustee of the Plan. The Trustee invests funds received from contributions, investment sales, interest and dividend income and makes distribution payments to participants.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN
Notes to Financial Statements
December 31, 2021 and 2020

(7)	Fair Value Measurements

Estimates of fair value for assets and liabilities are based on the framework established in the accounting guidance for fair value measurements. It also applies to all assets and liabilities that are measured, reported and/or disclosed on a fair value basis. The framework defines fair value, provides guidance for measuring fair value and requires certain disclosures. The framework discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). The framework utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 – Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs that reflect management’s assumptions, and include situations where there is little, if any, market activity for the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Mutual funds: Mutual funds consist of investments in various types of funds and are classified as level 1 as they are traded in an active market for which closing prices are readily available.

Common stock: Common stock is classified as level 1 as it is valued at the closing price reported on the active market on which the individual securities are traded.

Money market fund: Money market funds consist of investments in short-term securities and are classified as level 1 as they are traded in an active market for which closing prices are readily available.

Common Collective Trust Funds: Common Collective Trust Funds consist of investments that are valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The Plan Sponsor is responsible for the determination of fair value. Accordingly, they perform periodic analysis on the prices received from the pricing services used to determine whether the prices are reasonable estimates of fair value. As a result of these reviews, the Plan Sponsor has not historically adjusted the prices obtained from the pricing services. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflected of future fair values. Furthermore, although the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN
Notes to Financial Statements
December 31, 2021 and 2020

The tables below present the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

As of December 31, 2021:
Description	Total	Level 1	Level 2	Level 3
Investments at fair value:
Mutual Funds	$290,184,055	$290,184,055	$-	$-
H.B. Fuller Company Stock	39,607,299	39,607,299	-	-
Money Market Fund	28,773,029	28,773,029	-	-
Total categorized in the fair value hierarchy	358,564,383	$358,564,383	$-	$-
Other investments measured at NAV [1]	128,692,769
Total Investments at fair value	$487,257,152

As of December 31, 2020:
Description	Total	Level 1	Level 2	Level 3
Investments at fair value:
Mutual Funds	$258,835,069	$258,835,069	$-	$-
H.B. Fuller Company Stock	28,356,932	28,356,932	-	-
Money Market Fund	36,832,068	36,832,068	-	-
Total categorized in the fair value hierarchy	324,024,069	$324,024,069	$-	$-
Other investments measured at NAV [1]	109,466,770
Total Investments at fair value	$433,490,839

1 In accordance with ASC Topic 820-10, Fair Value Measurement, certain investments that are measured at NAV or its equivalent practical expedient have not been classified in the fair value hierarchy. The fair value amounts represented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The investments measured at NAV include three funds in the Legal & General Collective Investment Trust for which the purpose is to provide for the collective investment and reinvestment of assets of certain participating tax-exempt employee benefit plans. The three funds that the Plan is invested in are the following:

●

Legal & General MSCI EAFE: The investment objective of the MSCI EAFE Fund is to seek to match the risk and return characteristics of the MSCI EAFE Index (net dividend return) by investing the assets of the portfolio primarily in publicly traded non-U.S. equity securities.

●

Legal & General S&P 500 DC: The investment objective of the S&P 500 Fund is to seek to match the risk and return characteristics of the S&P 500 Total Return Index by investing the assets of the portfolio primarily in publicly traded U.S. equity securities.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN
Notes to Financial Statements
December 31, 2021 and 2020

●

Legal & General Russell DC 2000: The investment objective of the Russell DC 2000 Fund is to seek to match the risk and return characteristics of the Russell 2000 Total Return Index by investing the assets of the portfolio primarily in publicly traded U.S. equity securities.

Sales and redemptions of participant units in each fund are transacted at net asset values per unit on the day received. Redemptions of units will generally be permitted on any valuation date at the value of each of the units redeemed as of the close of business on the applicable valuation date on which the unit value is calculated. There are no unfunded commitments related to investments in the funds.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN
Schedule H, line 4i -Schedule of Assets (Held at End of Year)
December 31, 2021
EIN 41-0268370
Plan Number 003

	(b)
	Identity of issuer,			(e)
	borrower, or	(c)	(d)	Current
(a)	similar party	Description	Cost	value
*	H.B. Fuller Company Stock Fund	Common Stock	**	$39,607,299
	DFA U.S. Targeted Value I	Mutual Fund	**	9,414,888
	Dodge & Cox International Stock Fund	Mutual Fund	**	10,911,589
	Fidelity US Bond Index	Mutual Fund	**	21,730,614
	Legal & General MSCI EAFE DC CL A	Common Collective Trust Fund	**	13,468,770
	PIMCO All Asset Instl Fund	Mutual Fund	**	4,939,372
	PIMCO Total Return Instl Fund	Mutual Fund	**	17,289,602
	Legal & General S&P 500 DC	Common Collective Trust Fund	**	111,072,771
	American Beacon Stephens Small Cap Growth Fund	Mutual Fund	**	13,015,995
	Legal & General Russell DC 2000	Common Collective Trust Fund	**	4,151,228
	Vanguard Mid-Cap Index Fund	Mutual Fund	**	39,328,946
	Vanguard Federal Money Market	Money Market Fund	**	28,773,029
	Vanguard Target Retirement Fund	Mutual Fund	**	3,706,360
	Vanguard Instl Target Retirement 2015 Fund	Mutual Fund	**	4,588,054
	Vanguard Instl Target Retirement 2020 Fund	Mutual Fund	**	15,920,653
	Vanguard Instl Target Retirement 2025 Fund	Mutual Fund	**	23,238,988
	Vanguard Instl Target Retirement 2030 Fund	Mutual Fund	**	27,773,442
	Vanguard Instl Target Retirement 2035 Fund	Mutual Fund	**	28,098,037
	Vanguard Instl Target Retirement 2040 Fund	Mutual Fund	**	16,444,375
	Vanguard Instl Target Retirement 2045 Fund	Mutual Fund	**	14,493,798
	Vanguard Instl Target Retirement 2050 Fund	Mutual Fund	**	13,205,552
	Vanguard Instl Target Retirement 2055 Fund	Mutual Fund	**	9,354,094
	Vanguard Instl Target Retirement 2060 Fund	Mutual Fund	**	4,365,109
	Vanguard Instl Target Retirement 2065 Fund	Mutual Fund	**	727,212
	William Blair Instit. Int'l Growth Fund	Mutual Fund	**	11,637,375
*	Participant loans	Participant loans receivable, interest at 3.25% to 9.25%, due at various dates through 2036	$0	5,229,841

		Total investments		$492,486,993

*	Represents party-in-interest.
**	Cost omitted for participant directed investments.

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Date:	June 3, 2022	By:	/s/ Dawn R. Bergien-Skarbalus
(Leader, North America Benefits, on behalf of James J. Owens, Plan Administrator)